UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-42299

SAMFINE CREATION HOLDINGS GROUP LIMITED
(Registrant’s Name)

Flat B, 8/F, Block 4
Kwun Tong Industrial Centre
436-446 Kwun Tong Road
Kwun Tong, Kowloon

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Other Information

On September 24, 2025, Samfine Creation Holdings Group Limited (the “Company”) received a letter from the Listing Qualifications Staff of The Nasdaq Stock Market, LLC notifying the Company that Nasdaq has granted the Company a 180-day extension, until March 23, 2026 (the “Extension Period”), to regain compliance with the requirement for the Company’s ordinary shares to maintain a minimum bid price of $1.00 per share for continued listing on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2).

As previously disclosed in the Company’s Form 6-K filed on March 26, 2025, the Company received a letter from Nasdaq that the Company was not in compliance with the minimum bid price requirement. The Company did not regain compliance with the minimum bid price requirement before September 22, 2025, and instead advised Nasdaq of its intent to cure the deficiency within the Extension Period.

The Company will continue to monitor the closing bid price of its ordinary shares and seek to regain compliance with the minimum bid price requirement within the Extension Period. If the Company cannot demonstrate compliance by the end of the Extension Period, Nasdaq’s staff will notify the Company that its ordinary shares are subject to delisting.

Exhibit Index

Exhibit Number	Description

99.1	Press Release dated September 25, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Samfine Creation Holdings Group Limited

Date: September 25, 2025	By:	/s/ Wing Wah Cheng, Wayne
	Name:	Wing Wah Cheng, Wayne
	Title:	Chairman of the Board, Executive Director and Chief Executive Officer

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